Via facsimile and U.S. Mail
Mail Stop 6010

November 28, 2007

Mr. Adam Michelin
Chief Executive Officer
Naturade, Inc.
2099 S. College Blvd., Suite 210
Anaheim, CA 92806

> **Re: Naturade, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed November 26, 2007**
> **File No. 033-07106-A**

Dear Mr. Michelin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   The letter you provide from your prior auditor as Exhibit 9.1.2 does not appear to reference the revised disclosures made in your Form 8-K/A filed on November 26, 2007 as requested in our previous comment three. Please request a second letter from your former auditor that indicates whether or not they agree with the disclosures that you will provide in your next amendment. Please ensure that the disclosure in your next amendment is consistent with your latest filing and file your former auditor's revised letter as Exhibit 16. Please see Item 304(a)(3) of Regulation S-K.

2.   As previously requested in our original comment letter, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please ensure that this statement is made by the company, not by outside counsel, and that a duly authorized officer of the Company signs this statement.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call me at (202) 551-3638.

Sincerely,

Mark K. Brunhofer
Senior Staff Accountant